UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68 Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

EXPLANATORY NOTE

On December 4, 2023, Wallbox N.V. (the “Company” or “Wallbox”) announced a private placement of its Class A ordinary shares, nominal value €0.12 per share (the “Class A Shares”), pursuant to which the Company agreed to sell 10,360,657 Class A Shares for aggregate gross proceeds of approximately $31.6 million (the “Transaction”). The Company’s Class A Shares will be sold to investors at a price of $3.05 per share (the “PIPE Shares”), and the Transaction is expected to close on or about December 13, 2023 (the “Closing Date”), subject to the satisfaction of customary closing conditions.

Investors are: (i) Generac Power Systems, Inc (“Generac”); (ii) Orilla Asset Management, S.L. (“Orilla”), a current shareholder holding a seat on the Company’s Board of Directors (the “Board”); (iii) Inversiones Financieras Perseo, S.L. (“Iberdrola”), a current shareholder holding a seat on the Board; (iv) Mr. Asunción, co-founder and CEO of the Company; and (v) Skabholmen Invest AB, a company controlled by the Chairman of the Board, Mr. Pettersson (“Skabholmen”). Orilla, Iberdrola, Mr. Asunción and Skabholmen executed forms of the Company’s subscription agreement (the “Subscription Agreement”). Generac and the Company entered into a substantially similar form of subscription agreement (the “Generac Subscription Agreement” and together with the Subscription Agreement, the “PIPE Agreements”) which also provides for parties’ use of reasonable best efforts to enter into a Commercial Agreement and a Warrant Agreement, each as defined and further described in the Generac Subscription Agreement, as well as certain other rights and agreements between the parties as described therein. Pursuant to the PIPE Agreements, the Company agreed, among other things, to file a registration statement for the resale of the Class A Shares purchased in the Transaction.

Substantially concurrently with the closing of the Transaction and pursuant to the Generac Subscription Agreement, several agreements shall be executed which expected material terms that are summarized below:

(a)

a Board Observer Agreement between the Company and Mr. Paolo Campinoti, Executive Vice President – EMEA, APAC and South America of Generac, granting Mr. Campinoti the right (subject to specified limitations) to attend meetings of the Board and its committees in a non-voting capacity, as an observer;

(b)

a letter agreement between Generac and the Company, pursuant to which Generac will have the following rights: (i) a first right of refusal to purchase or subscribe for any securities, including equity, equity-linked or debt securities or assets that the Company may propose to issue or sell to certain of Generac’s competitors; and (ii) for as long as Generac and its affiliates collectively own at least 3% of the Company’s outstanding share capital: (1) preemptive rights to participate with respect to certain future equity offerings by the Company, to the extent Generac does not have substantially similar antidilution protections in the organizational or charter documents of the Company; and (2) Company shall obtain the consent of Generac prior to approve any changes the Company may propose that adversely affect the rights of Class A Shares; and

(c)

a letter agreement between Kariega Ventures, S.L. (“Kariega”), a major shareholder of the Company, which is controlled by Mr. Asunción, and the Company, pursuant to which Kariega, and the Company will agree to take best efforts to support the election of the director nominee set forth by Generac pursuant to its director nomination rights, which director nomination rights Generac shall have for so long as it, together with its affiliates, collectively own at least 3% of the Company’s outstanding share capital.

The offer and sale of the PIPE Shares have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other securities laws, and the ordinary shares cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws. This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale of these securities would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing descriptions of the PIPE Agreements do not purport to be complete and are subject to, and qualified in their entirety by, the full text of each agreement, copies of which are included as Exhibits 2.1 and 2.2 hereto, respectively.

FORWARD-LOOKING STATEMENTS

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Form 6-K other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding any undertakings in respect of the Commercial Agreement or the Warrant Agreement the expected closing of the Transaction and registration of the Class A Shares thereunder and the documents and agreements expected to be executed upon the closing of the Transaction, including the material terms thereof. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” will,” “shall,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Wallbox’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to health pandemics including those of COVID-19; losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from the conflict between Russia and Ukraine; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; as well as the other important factors discussed under the caption “Risk Factors’’ in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this Form 6-K. Any forward-looking statement that Wallbox makes in this Form 6-K speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (other than Exhibit 99.1 hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3 (File Nos. 333-268347, 333-268792 and 333-271116) to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 hereto shall not be deemed incorporated by reference into such registration statements.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Form of Subscription Agreement.

2.2	Subscription Agreement with Generac Power Systems, Inc.

99.1	Wallbox N.V. Press Release, dated December 4, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: December 4, 2023	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer